================================================================================



                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                    For the Fiscal Year Ended March 31, 1994




 AMENDED AND RESTATED PROFIT SHARING AND RETIREMENT PLAN OF CENTEX CORPORATION

                          3333 Lee Parkway, Suite 1200
                              Dallas, Texas 75219
                        (Full title and address of plan)




         Commission File No. 1-6776                     Commission File Nos. 1-9624 and 1-9625, respectively

             CENTEX CORPORATION                                     3333 HOLDING CORPORATION AND
                                                                   CENTEX DEVELOPMENT COMPANY, L.P.

       3333 Lee Parkway, Suite 1200                                  3333 Lee Parkway, Suite 500
            Dallas, Texas 75219                                           Dallas, Texas 75219
      (Name of issuer and address of                              (Names of issuers and addresses of
       principal executive offices)                                   principal executive offices)




================================================================================

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the

         Profit Sharing and Retirement Plan of
            Centex Corporation - Salaried Employees:


        We have audited the accompanying financial statements and supplemental schedules of the Profit Sharing and Retirement Plan of Centex Corporation - Salaried Employees (the "Plan") as of March 31, 1994 and 1993, and for the years then ended, as listed in the accompanying index. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

         Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Texas Commerce Bank, N.A., the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1993 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 8, with the related information included in the financial statements.

         Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of March 31, 1993. The form and content of the information included in the 1993 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

         In our opinion, the 1994 financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of March 31, 1994, and the changes in its net assets for the year then ended, in conformity with generally accepted accounting principles.

         Our audit of the Plan's financial statements as of and for the year ended March 31, 1994, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules I & II of the Plan are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended March 31, 1994, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP

Dallas, Texas,
September 13, 1994

                       PROFIT SHARING AND RETIREMENT PLAN
                   OF CENTEX CORPORATION - SALARIED EMPLOYEES


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                            MARCH 31, 1994 AND 1993




                                                                            Page
                                                                            ----
Statements of Net Assets Available for Plan Benefits
         as of March 31, 1994 and 1993                                        3


Statements of Changes in Net Assets Available for
         Plan Benefits for the Years Ended March 31,
         1994 and 1993                                                        4


Notes to Financial Statements                                               5-13


Schedule I - Item 27a - Supplemental Schedule of Assets Held
         for Investment Purposes as of March 31, 1994                        14


Schedule II - Item 27d - Supplemental Schedule of Reportable
         Transactions for the Year Ended March 31, 1994                      15

                       PROFIT SHARING AND RETIREMENT PLAN
                   OF CENTEX CORPORATION - SALARIED EMPLOYEES

                            STATEMENTS OF NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS
                         AS OF MARCH 31, 1994 AND 1993


                                                                       1994                       1993
                                                                   ------------                -----------
 ASSETS:
   Investments, at Fair Market Value -
      Interest-bearing cash accounts                               $    632,268                $   295,578
      Centex common stock                                             7,452,731                  6,514,438
      Real estate                                                       640,160                    934,679
      Group annuity contracts                                             -                      1,887,488
      International equity funds                                          -                      2,179,276
      Equity Pool                                                    21,662,869                 14,041,043
      Fixed Income Pool                                              72,410,000                 62,376,656
                                                                   ------------                -----------

         Total Investments                                          102,798,028                 88,229,158
                                                                   ------------                -----------

   Receivables -
      Company contributions                                           9,819,611                  8,624,263
      Participant notes receivable                                      556,905                    410,056
      (Payable to) receivable from
         trustee                                                        (41,518)                    14,108
                                                                   ------------                -----------

         Total Receivables                                           10,334,998                  9,048,427
                                                                   ------------                -----------

 NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                                                   $113,133,026                $97,277,585
                                                                   ============                ===========

The accompanying notes are an integral part of these financial statements.

                      PROFIT SHARING AND RETIREMENT PLAN
                   OF CENTEX CORPORATION - SALARIED EMPLOYEES

                      STATEMENTS OF CHANGES IN NET ASSETS
                          AVAILABLE FOR PLAN BENEFITS
                  FOR THE YEARS ENDED MARCH 31, 1994 AND 1993

                                                                       1994                        1993
                                                                   ------------                -----------
 ADDITIONS TO NET ASSETS:
    Company contributions                                          $  9,819,611                $ 8,596,477
    Participant contributions                                         8,670,214                  6,195,607
    Interest and dividends                                            4,572,860                  4,451,931
    Net change in fair market value
       of investments -
          Realized                                                    1,084,698                  1,946,218
          Unrealized                                                 (2,128,447)                 4,219,089
    Transfers from other plans                                          222,746                     73,982
                                                                   ------------                -----------
             Total additions                                         22,241,682                 25,483,304
                                                                   ------------                -----------

 DEDUCTIONS FROM NET ASSETS:
    Benefits paid to participants                                    (6,472,273)                (7,395,231)
    Administrative expenses                                            (163,968)                  (165,249)
    Reimbursement from Centex Corporation
       of certain investment and
       administrative expenses                                          250,000                    250,000
                                                                   ------------                -----------
             Total deductions                                        (6,386,241)                (7,310,480)
                                                                   ------------                -----------

 NET INCREASE IN NET ASSETS
    AVAILABLE FOR PLAN BENEFITS                                      15,855,441                 18,172,824

 NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:
    Beginning of Year                                                97,277,585                 79,104,761
                                                                   ------------                -----------

    End of year                                                    $113,133,026                $97,277,585
                                                                   ============                ===========

The accompanying notes are an integral part of these financial statements.

                       PROFIT SHARING AND RETIREMENT PLAN
                   OF CENTEX CORPORATION - SALARIED EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 1994 AND 1993


(1)      SUMMARY DESCRIPTION OF THE PLAN:

                 The Profit Sharing and Retirement Plan of Centex Corporation - Salaried Employees (the "Plan"), created in 1954, is a defined contribution retirement plan covering eligible employees of Centex Corporation (the "Company") and eligible employees of certain subsidiaries of the Company which have adopted the Plan with the Company's consent. The Company and the certain subsidiaries collectively comprise the "Participating Employers." The Plan is administered by an Administrative Committee (the "Committee") appointed by the board of directors of the Company. The Plan's assets are held in a separate master trust ("Trust") which participates in the master trust (the "Master Trust") governed by a trust agreement (the "Trust Agreement") with Texas Commerce Bank, N.A. (the "Trustee"), which is held accountable by and reports to the Committee. Contributions are made by the Participating Employers as determined by their boards of directors. The Plan permits employees to contribute up to 15% of their compensation to a 401(k) account at the beginning of the quarter following their date of hire.

                 Employees of Participating Employers become eligible to participate in the Plan after completing one year of service, as defined, provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement unless such agreement extends the Plan to such group or class of employees. One year of service, for purposes of eligibility, is defined as the 12 consecutive month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee's date of hire or the end of any Plan year thereafter. Participation in the Plan for employees commences on the earlier of April 1 or October 1, immediately following the date an employee becomes eligible to participate. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined. Total additions to a participant's account are limited to a maximum of 25% of compensation (up to a maximum of $30,000) for 401(k), Participating Employers' contributions, forfeitures, and voluntary (after-tax) contributions on a combined basis.

                 After two years of service, a participant is vested in 10% of his/her "retirement account" (as defined). Participants vest an additional 10% after three years of service and 20% for each additional year of service after that. A participant is fully vested after seven years of service or upon retirement, disability, or death. Participants are fully vested in their voluntary contributions.

                 The Company has the right to discontinue contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan provides that in the event of termination, participants will become fully vested in their retirement account.

                 The Plan allows participants to direct their accounts into different funds. The Plan offers three funds: a Balanced Fund, a Fixed Income Fund, and a Centex Common Stock Fund (CCSF).


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

                 The financial statements are prepared on the accrual basis of accounting. Investments are presented at quoted market values except for the investment in real estate, which is stated at estimated fair market value as determined by the Committee.

                 Certain 1993 balances have been reclassified to be consistent with the 1994 presentation.


(3)      CHANGE IN REALIZED AND UNREALIZED APPRECIATION (DEPRECIATION) OF
         INVESTMENTS:

                 The change in realized and unrealized appreciation (depreciation) in fair market value of investments included in the accompanying Statements of Changes in Net Assets Available for Plan Benefits for the Plan years ended March 31, 1994 and 1993, consists of the following:


                                          1994                                     1993
                            -------------------------------           -------------------------------
                             Unrealized           Realized            Unrealized           Realized
                            -----------         -----------           ----------         ------------
 Common Stock               $  (200,344)         $   31,344           $1,565,825           $   16,875
 Fixed Income Pool           (2,048,489)            (71,848)           1,145,007            1,671,467
 Equity Pool                    420,386           1,181,273            1,609,694              238,065
 International Equity Funds       -                 (56,071)             148,563               19,811
 Real Estate                   (300,000)              -                 (250,000)              -
                            -----------          ----------           ----------           ----------
   Total                    $(2,128,447)         $1,084,698           $4,219,089           $1,946,218
                            ===========          ==========           ==========           ==========

(4)      INCOME TAX STATUS:

                 The Company received a determination letter from the Internal Revenue Service, dated February 4, 1987, confirming that the Plan, as amended, is exempt from federal income taxes under Sections 401(a) and 501(a) of the Internal Revenue Code. The Company amended and restated the Plan effective April 1, 1989. The Company has submitted the amended and restated Plan to the Internal Revenue Service seeking approval that the Plan meets the requirements of the Tax Reform Act of 1986. Management expects to receive a favorable determination letter in due course.


(5)      ASSETS HELD FOR INVESTMENT:

                 The fair market value of the following investments represented 5% or more of the Plan's net assets available for plan benefits at March 31, 1994 and 1993:


                                                       1994                     1993
                                                   -----------              -----------
                 Centex Common Stock               $ 7,452,731              $ 6,514,438
                 Equity Pool                        21,662,869               14,041,043
                 Fixed Income Pool                  72,410,000               62,376,656


(6)      SUBSEQUENT EVENTS:

                 In April, 1994, Centex Construction Products, Inc. (CXP), a subsidiary of the Company, completed an Initial Public Offering of 51% of its common stock. CXP comprises the operations that were previously the Construction Products segment of the Company. Centex owns 49% of CXP, which is now a New York Stock Exchange Company.

                 During fiscal 1995, the balances of CXP employees will be transferred from the Plan to the newly formed Profit Sharing and Retirement Plan of Centex Construction Products, Inc. (the "CXP Plan"), which will offer these funds: Balanced, Fixed Income, Centex stock (frozen at the 3/31/94 level), and CXP stock.

                 The balanced and fixed income funds of the CXP Plan will invest in the same equity and fixed income pools as the Plan. The CXP Plan has adopted investment guidelines comparable to those of the Plan.

(7)      INVESTMENT IN POOLED ASSETS:

                 During the Plan year ended March 31, 1994, the majority of Plan assets was invested in two pools of investments, the Fixed Income Pool and the Equity Pool. The following is a summary of total assets of the two investment pools at fair market value as of March 31, 1994 and 1993:

                                                          1994                                          1993
                                           -----------------------------------          -----------------------------------
                                           Fixed Income              Equity             Fixed Income              Equity
                                           ------------            -----------          ------------            -----------
 Interest-bearing cash accounts             $ 5,991,894            $    -                $ 5,843,643            $    46,431
 Corporate bonds                             23,197,262                 -                 19,302,999                 -
 U.S. government securities                  46,065,069                 -                 38,444,736                 -
 Domestic mutual funds:
   Accel Fund                                     -                  3,041,099                -                   2,691,250
   Acorn Fund                                     -                  2,799,717                -                   1,870,292
   Dietche & Field Fund - Common                  -                  2,726,663                -                   2,488,798
   New York Venture Fund Incorporated             -                  2,749,630                -                   2,710,785
   The Regis Fund Inc. - C&B
     Equity Portfolio, Common                     -                  2,491,949                -                   2,457,438
   Washington Mutual Investors Fund Inc.          -                  2,810,830                -                   2,616,604
 International mutual funds:
   T. Rowe Price Foreign Equity Fund              -                  2,945,801                -                      -
   Templeton Institutional Funds                  -                  3,001,199                -                      -
 Accrued investment income (loss),
   pending sales and purchases, net          (1,174,268)               101,848               887,612                     38
                                            -----------            -----------           -----------            -----------
                                            $74,079,957            $22,668,736           $64,478,990            $14,881,636
                                            ===========            ===========           ===========            ===========

         The Plan's Trustee has determined the Plan's approximate undivided interests in the two investment pools as of March 31, 1994 and 1993, are as follows:

                                            1994     1993
                                           ------   ------
                 Fixed Income              97.75%   96.74%
                 Equity                    95.56%   94.35%

(8)      ASSET INFORMATION CERTIFIED BY TRUSTEE:

                 As of March 31, 1993, and for the year then ended, the Trustee has certified that the information submitted to the Committee for inclusion in the accompanying Statement of Net Assets Available for Plan Benefits, Statement of Changes in Net Assets Available for Plan Benefits, and Schedules I and II, is complete and accurate.


(9)      STATEMENTS BY FUND:

                 Following is a presentation by fund of the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits for the years ended March 31, 1994 and 1993.

                       PROFIT SHARING AND RETIREMENT PLAN
                   OF CENTEX CORPORATION - SALARIED EMPLOYEES
                                                                    FOOTNOTE (9)
                       STATEMENT OF NET ASSETS AVAILABLE             CONTINUED
                           FOR PLAN BENEFITS BY FUND
                            AS OF MARCH 31, 1994


                                              BALANCED               FIXED INCOME
                                                FUND                     FUND                      CCSF                TOTAL
                                             -----------             ------------               ----------         ------------
 ASSETS:
   Investments, at Fair Market Value -
     Interest-bearing cash accounts          $   303,344              $   261,616               $   67,308         $    632,268
     Centex common stock                           -                        -                    7,452,731            7,452,731
     Real estate                                 338,620                  301,540                    -                  640,160
     Equity Pool                              21,662,869                    -                        -               21,662,869
     Fixed Income Pool                        33,222,318               39,187,682                    -               72,410,000
                                             -----------              -----------               ----------         ------------

     Total Investments                        55,527,151               39,750,838                7,520,039          102,798,028
                                             -----------              -----------               ----------         ------------

   Receivables -
     Company contributions                     4,921,791                4,256,132                  641,688            9,819,611
     Participant notes receivable                556,905                    -                        -                  556,905
     Receivable from (payable to)
       other funds                                63,860                  (52,026)                 (11,834)               -
     (Payable to) receivable from
       Trustee and other                            (434)                   2,997                  (44,081)             (41,518)
                                             -----------              -----------               ----------         ------------

     Total Receivables                         5,542,122                4,207,103                  585,773           10,334,998
                                             -----------              -----------               ----------         ------------

 NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                             $61,069,273              $43,957,941               $8,105,812         $113,133,026
                                             ===========              ===========               ==========         ============

                       PROFIT SHARING AND RETIREMENT PLAN
                   OF CENTEX CORPORATION - SALARIED EMPLOYEES
                                                                    FOOTNOTE (9)
                      STATEMENT OF CHANGES IN NET ASSETS             CONTINUED
                      AVAILABLE FOR PLAN BENEFITS BY FUND
                             AS OF MARCH 31, 1994

                                        BALANCED               FIXED INCOME
                                          FUND                     FUND                    CCSF                   TOTAL
                                      -----------              ------------             ----------             ------------
 ADDITIONS TO NET ASSETS:
   Company contributions              $ 4,921,791              $ 4,256,132              $   641,688            $  9,819,611
   Participant contributions            4,944,476                3,101,516                  624,222               8,670,214
   Interest and dividends               2,264,412                2,258,411                   50,037               4,572,860
   Net change in fair market
     value of investments -
       Realized                         1,090,373                  (36,817)                  31,142               1,084,698
       Unrealized                        (651,762)              (1,277,140)                (199,545)             (2,128,447)
   Transfers from other funds           2,373,222                   62,160                  276,745               2,712,127
                                      -----------              -----------              -----------            ------------
       Total additions                 14,942,512                8,364,262                1,424,289              24,731,063
                                      -----------              -----------              -----------            ------------

 DEDUCTIONS FROM NET ASSETS:
   Benefits paid to participants        2,769,379                3,327,807                  375,087               6,472,273
   Transfers to other funds               391,460                2,097,921                     -                  2,489,381
   Administrative expenses                 83,019                   70,990                    9,959                 163,968
   Reimbursement from Centex
     Corporation of certain
     investment and administrative
     expenses                            (133,000)                (117,000)                    -                   (250,000)
                                      -----------              -----------              -----------            ------------
       Total deductions                 3,110,858                5,379,718                  385,046               8,875,622
                                      -----------              -----------              -----------            ------------

 NET INCREASE IN NET ASSETS
   AVAILABLE FOR PLAN BENEFITS         11,831,654                2,984,544                1,039,243              15,855,441

 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS:
     Beginning of year                 49,237,619               40,973,397                7,066,569              97,277,585
                                      -----------              -----------              -----------            ------------
     End of year                      $61,069,273              $43,957,941              $ 8,105,812            $113,133,026
                                      ===========              ===========              ===========            ============

                       PROFIT SHARING AND RETIREMENT PLAN
                   OF CENTEX CORPORATION - SALARIED EMPLOYEES
                                                                    FOOTNOTE (9)
                       STATEMENT OF NET ASSETS AVAILABLE             CONTINUED
                           FOR PLAN BENEFITS BY FUND
                            AS OF MARCH 31, 1993



                                            BALANCED               FIXED INCOME
                                              FUND                     FUND                       CCSF                   TOTAL
                                           -----------             ------------                ----------             -----------
 ASSETS:
   Investments, at Fair Market Value -
     Interest-bearing cash accounts        $   141,413              $   109,870                $   44,295             $   295,578
     Centex common stock                        -                        -                      6,514,438               6,514,438
     Real estate                               494,719                  439,960                    -                      934,679
     Group annuity contracts                 1,887,488                   -                         -                    1,887,488
     International equity funds              2,179,276                   -                         -                    2,179,276
     Equity Pool                            14,041,043                   -                         -                   14,041,043
     Fixed Income Pool                      25,871,696               36,504,960                    -                   62,376,656
                                           -----------              -----------                ----------             -----------
     Total Investments                      44,615,635               37,054,790                 6,558,733              88,229,158
                                           -----------              -----------                ----------             -----------

   Receivables -
     Company contributions                   4,136,054                3,989,988                   498,221               8,624,263
     Participant notes receivable              410,056                    -                        -                      410,056
     Receivable from (payable to)
       other funds                              73,994                  (72,910)                   (1,084)                 -
     Receivable from Trustee
       and other                                 1,880                    1,529                    10,699                  14,108
                                           -----------              -----------                ----------             -----------
     Total Receivables                       4,621,984                3,918,607                   507,836               9,048,427
                                           -----------              -----------                ----------             -----------

 NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                           $49,237,619              $40,973,397                $7,066,569             $97,277,585
                                           ===========              ===========                ==========             ===========

                       PROFIT SHARING AND RETIREMENT PLAN
                   OF CENTEX CORPORATION - SALARIED EMPLOYEES
                                                                    FOOTNOTE (9)
                      STATEMENT OF CHANGES IN NET ASSETS             CONTINUED
                      AVAILABLE FOR PLAN BENEFITS BY FUND
                             AS OF MARCH 31, 1993

                                         BALANCED               FIXED INCOME
                                           FUND                     FUND                        CCSF                    TOTAL
                                        -----------             ------------                -----------              -----------
 ADDITIONS TO NET ASSETS:
   Company contributions                $ 4,123,167              $ 3,976,669                 $   496,641             $ 8,596,477
   Participant contributions              3,133,800                2,668,333                     393,474               6,195,607
   Interest and dividends                 2,038,676                2,370,850                      42,405               4,451,931
   Net change in fair market
     value of investments -
       Realized                             943,044                  986,299                      16,875               1,946,218
       Unrealized                         2,082,379                  570,885                   1,565,825               4,219,089
   Transfers from other funds             1,682,484                   -                          554,108               2,236,592
                                        -----------              -----------                 -----------             -----------
       Total additions                   14,003,550               10,573,036                   3,069,328              27,645,914
                                        -----------              -----------                 -----------             -----------

 DEDUCTIONS FROM NET ASSETS:
   Benefits paid to participants          2,443,594                4,436,657                     514,980               7,395,231
   Transfers to other funds                 329,721                1,832,889                      -                    2,162,610
   Administrative expenses                   83,681                   71,694                       9,874                 165,249
   Reimbursement from Centex
     Corporation of certain
     investment and administrative
     expenses                              (133,000)                (117,000)                     -                     (250,000)
                                        -----------              -----------                 -----------             -----------
       Total deductions                   2,723,996                6,224,240                     524,854               9,473,090
                                        -----------              -----------                 -----------             -----------

 NET INCREASE IN NET ASSETS
   AVAILABLE FOR PLAN BENEFITS           11,279,554                4,348,796                   2,544,474              18,172,824

 NET ASSETS AVAILABLE FOR PLAN
   BENEFITS:
     Beginning of year                   37,941,808               36,624,735                   4,538,218              79,104,761
                                        -----------              -----------                 -----------             -----------
     End of year                        $49,221,362              $40,973,531                 $ 7,082,692             $97,277,585
                                        ===========              ===========                 ===========             ===========

                                                                      SCHEDULE I
                       PROFIT SHARING AND RETIREMENT PLAN
                   OF CENTEX CORPORATION - SALARIED EMPLOYEES

                       ITEM 27a - SCHEDULE OF ASSETS HELD
                            FOR INVESTMENT PURPOSES
                              AS OF MARCH 31, 1994

                                EIN:  75-0778259

        (a)                     (b)                                (c)                           (d)               (e)
     PARTY-IN-              IDENTITY OF                                                                          CURRENT
     INTEREST                 ISSUER                           DESCRIPTION                      COST              VALUE
     ---------      ------------------------     -------------------------------------      -----------       ------------
        *           Texas Commerce Bank, N.A     Interest Bearing Cash Account, 3.77%       $   632,268       $    632,268

        *           Centex Corporation           Common Stock; 241,384 Shares
                                                 at Par $.25                                  7,651,786          7,452,731

                    N/A                          A 100% interest in 108 acres of
                                                 undeveloped land in Denton County, TX          738,018            640,160

        *           Texas Commerce Bank, N.A.    Equity Pool                                 17,813,415         21,662,869

        *           Texas Commerce Bank, N.A.    Fixed Income Pool                           71,185,800         72,410,000
                                                                                            -----------       ------------

                                                 Totals                                     $98,021,287       $102,798,028
                                                                                            ===========       ============


* in column (a) indicates that each identified person/entity is known to be a party-in-interest.

This supplemental schedule lists assets held for investment purposes at March 31, 1994, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                                                     SCHEDULE II
                       PROFIT SHARING AND RETIREMENT PLAN
                   OF CENTEX CORPORATION - SALARIED EMPLOYEES

                                    ITEM 27d
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED MARCH 31, 1994

                                EIN:  75-0778259

              (a)                       (b)                    (c)            (d)            (g)             (h)        (i)
                                                                                                           CURRENT
                                                                                                            VALUE
                                                                                                         OF ASSET ON
                                    DESCRIPTION              PURCHASE       SELLING        COST OF       TRANSACTION     NET
  IDENTITY OF PARTY INVOLVED         OF ASSET                 PRICE          PRICE          ASSET           DATE        GAIN
 ---------------------------  ---------------------        -----------    -----------    -----------     -----------   ------
 INDIVIDUAL TRANSACTIONS:

 None

 SERIES OF TRANSACTIONS:

 Texas Commerce Bank, N.A.    Interest Bearing Cash
                              Account                      $     -        $21,840,093    $21,840,093     $21,840,093   $   -

                              Interest Bearing Cash
                              Account                       21,499,903          -              -          21,499,903       -

                              Fixed Income Pool             15,264,633          -              -          15,264,633       -

Categories (e) Lease Rental and (f) Expense incurred with Transaction do not apply to any of these transactions.

This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of Master Trust assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                   SIGNATURES



                    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Amended and Restated Profit Sharing and Retirement Plan of Centex Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AMENDED AND RESTATED PROFIT SHARING
                                           AND RETIREMENT PLAN OF CENTEX
                                           CORPORATION

Date: September 23, 1994                   By: /s/ Michael S. Albright
      ------------------                       -----------------------
                                                   Michael S. Albright
                                                   Plan Administrator

                               INDEX TO EXBITS

Amended and Restated Profit Sharing and Retirement Plan of Centex Corporation


                              Centex Corporation
                           3333 Holding Corporation
                       Centex Development Company, L.P.



          Exhibit                                                       Sequentially
          Number                      Description of Exhibits           Numbered Page
          -------                     -----------------------           -------------
          23*                      Consent of Arthur Andersen LLP





_______________________
*Filed herewith,











                                      E-1